Changes in Affiliates (New Affiliate)

Pure Gimpo Co., Ltd. is a new affiliate company of the POSCO Group. Posco Engineering & Construction, an affiliate of POSCO, owns 45.17 percent of the total issued and outstanding shares of Pure Gimpo Co., Ltd.

Company to be affiliated:

• Company Name: Pure Gimpo Co., Ltd.

• Total Assets (KRW): 750,000,000

• Total Shareholders’ Equity (KRW): 750,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 750,000,000

• Current total number of affiliated companies: 128